

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2018

Siddhartha Sankaran
Executive Vice President and Chief Financial Officer
AMERICAN INTERNATIONAL GROUP INC
175 Water Street
New York, New York 10038

> **Re: AMERICAN INTERNATIONAL GROUP INC**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed February 16, 2018**
> **File No. 001-08787**

Dear Mr. Sankaran:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance